PB 8/15



SECU[illegible] 07007917 [illegible]SION


SEC MAIL
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PROCESSING
JUL 3 0 2007
WASH. D.C.
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67269

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/2006 (MM/DD/YY) AND ENDING 05/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PROSPERA BROKERAGE SOLUTIONS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 W. RIVERSIDE, SUITE 700
(No. and Street)

SPOKANE	WASHINGTON	99201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRUCE G. BUSHMAN — 509-624-4315 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETER SCHILZ & CO.
(Name – *if individual, state last, first, middle name*)

11808 NORTHUP WAY, SUITE 240	BELLEVUE	WASHINGTON	98005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 2 7 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRUCE G. BUSHMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PROSPERA BROKERAGE SOLUTIONS LLC, as of MAY 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital. OR MEMBER'S EQUITY
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (O) REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROSPERA BROKERAGE SOLUTIONS LLC

FINANCIAL STATEMENTS

MAY 31, 2007

PROSPERA BROKERAGE SOLUTIONS LLC

FINANCIAL STATEMENTS

MAY 31, 2007

TABLE OF CONTENTS

PETER SCHILZ & CO.
CERTIFIED PUBLIC ACCOUNTANTS
Mountain Pacific Building · Suite 240
11808 Northup Way
Bellevue, Washington 98005-1922
Phone (425) 827-1592
Fax (425) 827-0641

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Member
of Prospera Brokerage Solutions LLC
Spokane, Washington

We have audited the accompanying statement of financial condition of Prospera Brokerage Solutions LLC as of May 31, 2007, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prospera Brokerage Solutions LLC at May 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

July 20, 2007



PROSPERA BROKERAGE SOLUTIONS LLC

STATEMENT OF FINANCIAL CONDITION

MAY 31, 2007

ASSETS

Current assets	
Cash and cash equivalents	$64,512
Total current assets	64,512
Total assets	$64,512

LIABILITIES AND MEMBER'S EQUITY

Current liabilities	
Accrued expenses	$7,127
Total current liabilities	7,127
Commitments and contingencies (Note 7)	
Member's equity	57,385
Total liabilities and member's equity	$64,512

See accompanying notes to financial statements.

PROSPERA BROKERAGE SOLUTIONS LLC

STATEMENT OF OPERATIONS

YEAR ENDED MAY 31, 2007

Revenue	
Commissions	$134,661
Total income	134,661
Expenses	
Payroll and related	69,711
Rent and facilities expenses	18,000
Professional fees	8,702
Dues and licenses	3,669
Business taxes	1,715
Insurance	364
Total expenses	102,161
Income before income taxes	32,500
Provision for income taxes	-0-
Net income	$32,500

See accompanying notes to financial statements.

PROSPERA BROKERAGE SOLUTIONS LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED MAY 31, 2007

Member's equity, May 31, 2006	$24,885
Net income for the year	32,500
Member's equity, May 31, 2007	$57,385

See accompanying notes to financial statements.

PROSPERA BROKERAGE SOLUTIONS LLC

STATEMENT OF CASH FLOWS

YEAR ENDED MAY 31, 2007

Cash flows from operating activities	
Cash received from clients	$134,661
Expenses paid	(97,161)
Interest paid	-
Net cash provided by operating activities	37,500
Cash flows from financing activities	
Advances from Prospera Wealth Management, LLC	379
Member capital contributions	-
Member capital withdrawals	-
Net cash provided by financing activities	379
Net increase in cash	37,879
Cash and cash equivalents, beginning of year	26,633
Cash and cash equivalents, end of year	$64,512
Reconciliation of net earnings to net cash provided by operating activities	
Net income	$32,500
Adjustments to reconcile net earnings to net cash provided by operating activities:	
Member capital distributed to parent	-
Decrease in assets:	
Prepaid expenses	1,500
Consulting retainer	1,835
Increase (decrease) in liabilities:	
Accounts payable, trade	(50)
State business taxes payable	1,715
Net cash provided by operating activities	$37,500

No cash was paid for either interest or income taxes for the year ended May 31, 2007.

See accompanying notes to financial statements.

PROSPERA BROKERAGE SOLUTIONS LLC

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding Prospera Brokerage Solutions LLC (the Company) financial statements. The financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been applied in the preparation of the financial statements.

ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company, a Washington limited liability company, is 100% owned by Prospera Wealth Management, LLC (the Parent).

The Company is located in Spokane, Washington and was formed on March 5, 2002. NASD membership was granted on July 14, 2006. The Company operates as a "introducing" broker-dealer, which receives commissions from customers on behalf of its representatives. The Company does not hold customer funds or securities in its own accounts.

COMMISSIONS

Commissions and other income are recorded as revenue when earned.

INCOME TAXES

The Company is a single-member limited liability company and is considered a separate legal entity. However, for income tax reporting purposes, the entity is not recognized and all taxable income is reported by the Parent and reported on the return of its members. Accordingly, the Company did not incur income tax obligations and the financial statements do not include a provision for income taxes.

PROSPERA BROKERAGE SOLUTIONS LLC

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

Includes all short-term investments purchased with an original maturity of three months or less, of which there were none as of the date of the financial statements.

2. RELATED PARTY TRANSACTIONS

PROSPERA WEALTH MANAGEMENT, LLC

The Company and its Parent, have common ownership, management and share the same offices. Common expenses are allocated based on the relative value of the services rendered of the combined companies as follows:

Payroll and related	$69,711
Rent	18,000
Profession fees	4,500
	$92,211

The Company recorded commissions revenue of $134,661 during the year ended May 31, 2007, from registered representatives, which are employees of the Parent.

3. SIGNIFICANT ECONOMIC AND GROUP CONCENTRATION OF CREDIT RISK

As stated in Note 1, the Company receives commissions on behalf of representatives. During the year ended May 31, 2007, one customer represented 48.8% and five customers represented 70.7% of the Company's commissions and related revenue.

PROSPERA BROKERAGE SOLUTIONS LLC

NOTES TO FINANCIAL STATEMENTS

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid during the initial year of NASD membership). Net capital at May 31, 2007 is $57,385, which is $52,385 over the minimum net capital required of $5,000.

5. COMPUTATION OF NET CAPITAL

Net capital pursuant to Rule 15c3-1 is computed as follows at May 31, 2007:

Member's equity	$57,385
Less: Non allowable assets	
None	-0-
Net capital before haircuts on securities	57,385
Haircuts on securities; other securities	-0-
Net capital	57,385
Required net capital	5,000
Excess net capital	$52,385

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$7,127

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$5,000
Excess net capital	$52,385
Ratio: Aggregate indebtedness to net capital	.12 to 1

PROSPERA BROKERAGE SOLUTIONS LLC

NOTES TO FINANCIAL STATEMENTS

6. RECONCILIATION TO MAY 31, 2007 FOCUS REPORT

NET CAPITAL

Net capital per unaudited FOCUS report at May 31, 2007	$52,385
Audit adjustments:	
None	-0-
Net capital as adjusted	$52,385

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness per unaudited FOCUS report at May 31, 2007	$7,127
Total aggregate indebtedness	$7,127

7. COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENT

The Company entered into an operating lease for office space from the Parent effective June 1, 2006. The following is a summary of minimum rental payments under the lease. Annual rents will be adjusted based on the consumer price index.

For the years ending May 31:

2008	$6,000
2009	6,000
2010	6,000
2011	6,000
2012	6,000
	$30,000

7. COMMITMENTS AND CONTINGENCIES (CONTINUED)

CONTINGENCIES

The Company may from time to time be involved in various claims and possible actions arising out of the normal course of business. Although the outcome of any such matters can not be predicted with certainty, the Company believes that at the present time there are no pending or threatened matters that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

8. STATEMENTS AND SCHEDULES NOT FILED

The following statements and schedules have not been filed for the reasons noted:

Statement of Changes in Liabilities Subordinated to Claims of General Creditors –
- The Company has no liabilities subordinated to claims of general creditors.

Computation of Reserve Requirements pursuant to Rule 15c3-3 and Information Relating to Possession or Control Requirements under Rule 15c3-3 –
- Not applicable because the Company does not hold customer funds or securities.

SIPC Supplemental Report Information – Rule 17a-5(e)(4)
- Not required because gross revenues are less that $500,000.

REPORT ON INTERNAL CONTROL

PETER SCHILZ & CO.
CERTIFIED PUBLIC ACCOUNTANTS
Mountain Pacific Building · Suite 240
11808 Northup Way
Bellevue, Washington 98005-1922
Phone (425) 827-1592
Fax (425) 827-0641

**REPORT OF INDEPENDENT ACCOUNTANTS
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5**

Board of Directors and Member of
Prospera Brokerage Solutions LLC
Spokane, Washington

In planning and performing our audit of the financial statements of Prospera Brokerage Solutions LLC for the year ended May 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures followed by Prospera Brokerage Solutions LLC that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to

in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded property to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



July 20, 2007

END